GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

04054092

December 3, 2004

SUPPL

RECEIVED
2004 DEC 15 A 10:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News Release of September 30, 2004;
2. News Release of October 8, 2004;
3. News Release of November 9, 2004;
4. News Release of December 3, 2004;

GOLDEN ARCH RESOURCES LTD.

Susan Shairp

Susan Shairp
Filings

PROCESSED
JAN 07 2005
THOMSON
FINANCIAL

B

dw 1/7

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

December 3, 2004 - Vancouver, BC. Golden Arch Resources Ltd. (the 'Company') is pleased to announce a private placement of 7,000,000 Units at $0.17 per Unit for total proceeds of $1,190,000, subject to regulatory approval. Each Unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.25 for a period of two years. A finder's fee is payable to Canaccord Capital Corporation on 1,000,000 Units, in the amount of 70,000 Units, 200,000 Broker's Warrants, plus $2,000 administration fee. A finder's fee of 5% is payable on the remaining 6,000,000 Units, payable in cash and/or shares. Proceeds will be used for the development of the Company's Mildred Peak project in Pima County, Arizona, and for corporate overhead.

For more information, please contact Les Kjosness at 604-681-8222, or view the Company's website at www.goldenarchresources.com.

On behalf of the Board,

"Les Kjosness"
Director

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com

GAI: TSX Venture
GARCF: O.T.C
9112004R

Exemption 12g3 - 2(b)
SEC File # 82-659

November 9, 2004 - Vancouver, BC. Golden Arch Resources Ltd. (the 'Company') is pleased to announce that the Young 2-66 well in Hemphill County, Texas will tentatively be fractured the week of November 22, 2004. With recent negotiations, the Company has acquired 1.92% of the Upper Granite Wash zone, in lieu of the 0.08% of the Lower Granite Wash Zone associated to this wellbore. The Company has a 1.92% interest in the Lower Granite Wash Zone on this wellbore.

On behalf of the Board,

"Les Kjosness"
Director

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

1102004

NEWS RELEASE

October 8, 2004. Golden Arch Resources Ltd. (the "Company") is pleased to announce that it has received proceeds of $202,500 Cdn from the exercise of 1,350,000 share purchase warrants. The warrants entitled the holders to acquire common shares at a price of $0.15 per share on or before October 7, 2004. The Company appreciates the vote of confidence from its shareholders. The funds further strengthen the Company's cash position and will be used for development of the Company's Mildred Peak project in Pima County, Arizona and for corporate overhead.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

492004R

NEWS RELEASE

GOLDEN ARCH ANNOUNCES NEW EXPLORATION PROGRAM ON THE MILDRED PEAK PROPERTY

September 30th, 2004. Golden Arch Resources Ltd. (the "Company") is pleased to announce that it has initiated its 2004 Fall Exploration Program on its 100% owned Mildred Peak gold-silver-copper property in Arizona.

The Company is in the process of filing Plans of Operation with the State Land Department covering work programs on six of the seven mineralized areas identified to date on the property.

The **Emily Copper Area** has been identified, by outcrop chip sampling, to be an area of about 600 meters by 800 meters in which the samples taken are consistently higher in grade than 0.30% copper and 33.6 grams of silver per tonne (0.98 ounces of silver per ton). To explore this area, a series of continuous hand trenches will be dug across the zone, with continuous chip taken along the trenches, to determine an accurate grade for this area. Initially, six 200 to 400 - meter trenches will be dug. In addition, to attempt to determine the extent of the mineralization, both horizontally and vertically, an Induced Polarization (IP) and a Magnetometer survey will be undertaken to cover this area. These geophysical surveys together with the sampling program will provide the input necessary to guide a second-stage diamond drill program. An application for the drilling permits has been filed, and an archeological study is currently underway to clear the State requirements for the drilling program.

The Plan of Operation filed with the State for the **Bonnie and School Areas** proposes a program of mechanical (backhoe) trenching and sampling over a length of approximately 800 meters along a silicified and quartz veined, copper, gold and silver mineralized zone, which to date has only been tested with a series of 24 chip samples on outcrop, old pits, and a caved adit. Two outcrops chip sampled have returned the highest values, namely 5.01 grams gold per tonne (0.15 opt Au) and 9.46 grams gold per tonne (0.28opt Au). If the results of this new trench sampling warrant further work, a drilling program will be initiated. As with the Emily Area, an application for the drilling permits has been filed, and an archeological study is currently underway to clear the State requirements for the drilling program.

Also, plans of Operation have been filed, or will be filed, with the State for both the **Jupiter Area and Puente Areas**, for permits for mechanical trenching and diamond drilling; and for the **Gold Bullion Mine Area** for diamond drilling. In all three areas significant values of gold and silver have been returned in rock samples in outcrop, ranging up to 54.9 grams per tonne gold (1.60 opt Au) and 960 grams per tonne silver (28.0 opt Ag) over a width of 1.52 meters (5 feet) in the Gold Bullion Mine Area and 1.50 grams per tonne gold (0.044opt Au) over a 30 meters width in the Jupiter Area. In the Puente area, five of the six trenches had sections from four to eight meters wide (from 13.1 feet to26.3 feet), grading from 4 meters at 1.07 grams/tonne gold, (13.1 ft. @ 0.031 opt gold) to 6 meters at 2.92 grams/tonne gold (19.6 ft @ 0.085 opt gold).

In the meantime, active prospecting, sampling and mapping will be undertaken in several areas of the property including the periphery of the Emily Area, the Chutum Via Pass area. Additional mineral rights will be staked and leased to increase the Company holdings in the vicinity of Mildred Peak.

The exploration program is under the supervision of R.D. Somerville, P.Eng., a Qualified Person under National Instrument 43-101.

Gold analysis was determined by fire assay with AA finish (less than 3000 ppb Au) or gravimetric finish (greater than 3000 ppb Au); silver analysis was determined by aqua regia ICP and/or gravimetric fire assay by Actlabs-Skyline Labs Inc. of Tucson, Arizona.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President